UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 1, 2012

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes  ☐                   No  ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Incorporation by Reference

The information contained in this Report on Form 6-K, excluding the information set forth in Exhibit 1, shall be incorporated by reference in the prospectuses relating to the Registrant’s debt securities contained in the Registrant’s Registration Statements on Forms F-3 (File Nos. 333-163800 and 333-172579), as such prospectuses may be amended or supplemented from time to time.

The information set forth in our Annual Report on Form 20-F for the year ended September 30, 2011 under (i) the heading “Significant Developments — Credit Ratings” in the section entitled “Information on Westpac”, (ii) the heading “Failure to maintain credit ratings could adversely affect our cost of funds, liquidity, competitive position and access to capital markets” in the section entitled “Risk and risk management — Risk factors — Risks relating to our business” and (iii) paragraph 27.3.1 “Sources of Liquidity” in Note 27 to the financial statements, is supplemented by the following text:

“Fitch places major Australian Banks on Rating Watch Negative

On January 30, 2012 Fitch Ratings announced, as part of a broad review of its debt ratings that are applied to the largest banking institutions in the world, that it has placed the four major Australian banks’ (including Westpac’s) long-term issuer default ratings and viability ratings together with many of the major Australian banks’ subsidiaries’ ratings, on rating watch negative.”

Index to Exhibits

Exhibit No.	Description

1	ASX Release: Fitch places major Australian Banks on Rating Watch Negative

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: February 1, 2012	By:	/s/ Sean Crellin
Sean Crellin
Director, Legal